Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Nine Months Ended September 30, 2020

HAMILTON, Bermuda, Nov. 4, 2020 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and nine months ended September 30, 2020.

Highlights and Recent Activity

  Reported a net loss of $6.6 million for the three months ended September 30, 2020, or $0.20 loss per basic and diluted share, as compared to a net loss of $5.7 million, or $0.17 loss per basic and diluted share, for the three months ended September 30, 2019. Reported EBITDA (see Non-GAAP Measures section) of $7.2 million for the three months ended September 30, 2020 as compared to $9.6 million for the three months ended September 30, 2019.
  Reported net income of $13.5 million for the nine months ended September 30, 2020, or $0.41 earnings per basic share / $0.40 earnings per diluted share, as compared to a net loss of $24.8 million, or $0.75 loss per basic and diluted share, for the nine months ended September 30, 2019. Net loss for the nine months ended September 30, 2019 includes the aggregate loss of $13.2 million on the sales of the Ardmore Seamaster and the previous vessel named the Ardmore Seafarer. Reported EBITDA (see Non-GAAP Measures section) of $56.1 million for the nine months ended September 30, 2020, as compared to $22.3 million for the nine months ended September 30, 2019.
  Reported Adjusted earnings (see Non-GAAP Measures section) of $13.6 million for the nine months ended September 30, 2020, or $0.41 Adjusted earnings per basic and diluted share, as compared to an Adjusted loss of $11.6 million, or $0.35 Adjusted loss per basic and diluted share, for the nine months ended September 30, 2019. Reported Adjusted EBITDA (see Non-GAAP Measures section) of $56.1 million for the nine months ended September 30, 2020, as compared to $35.4 million for the nine months ended September 30, 2019.
  MR tankers earned an average TCE rate of $12,983 per day for the three months ended September 30, 2020 and $17,854 per day for the nine months ended September 30, 2020. Chemical tankers earned an average TCE rate of $11,037 per day for the three months ended September 30, 2020, and $15,442 per day for the nine months ended September 30, 2020.
  In September 2020, the Company's Board of Directors authorized a new share repurchase plan in order to repurchase shares opportunistically in the open market or in privately negotiated transactions. The new plan expands and replaces the Company's earlier plan and will remain effective for up to three years.
  The Company agreed to terms for the $10 million financing for the Ardmore Seafarer, a 2010 Japanese built MR product tanker delivered in August 2020, with a Japanese bank on attractive terms. The draw down is expected to take place in November 2020.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"Following a very strong first half of 2020, charter rates for product tankers experienced a sharp decline in the third quarter as a result of the pandemic, which is now extending into the fourth quarter. Oil demand and in particular jet fuel remains well below levels at the start of the year, and oil trading activity has been much more muted compared to levels experienced in the first half.

We still expect a winter market rate rise, but not to the usual extent given weak underlying oil demand. There could be surprise to upside for tankers going into 2021 in the form of oil price volatility as OPEC balances output, price, and quota compliance. Furthermore, output cuts from older, less efficient refineries should incrementally support product tanker demand in a market recovery phase in 2021. Chemical tankers should fare particularly well in a recovery given the high correlation of chemical demand growth to global GDP growth.

Meanwhile, Ardmore is continuing to prioritize financial strength, with a strong balance sheet and financial flexibility: net leverage is 49% and cash and undrawn lines are $60 million, and we are pleased to have agreed to terms for a $10 million senior loan facility on attractive terms with a Japanese bank.

Looking post-pandemic to the medium-term, and based on the most recent IEA forecasting, we expect product tanker tonne-mile demand to recover fully and then continue on a 2-3% growth trajectory to 2030, which is slower than the past but still supportive of a healthy product tanker market. At the same time we embrace the pending energy transition which is expected to have a profound impact on the shipping industry. Of particular importance to the next few years is the IMO's proposed EEXI efficiency standards for existing ships which is expected to accelerate the marginalization and retirement of older tonnage.

The market outlook and energy transition pose many challenges for the tanker sector, but also opportunity for companies such as Ardmore with already modern, fuel-efficient fleets that will meet the new EEXI standards, an ongoing focus on fuel efficiency, a solid financial profile, and a singular focus on long-term shareholder value."

Summary of Recent and Third Quarter 2020 Events

Fleet

Fleet Operations and Employment

As at September 30, 2020, the Company had 27 vessels in operation, including 21 Eco MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2020, the Company had 21 Eco MR tankers trading in the spot market or on short-term time charters. The Eco MR tankers earned an average TCE rate of $12,983 per day in the third quarter of 2020. The Company's 15 Eco-Design MR tankers earned an average TCE rate of $13,036 per day in the third quarter of 2020, and the Company's five Eco-Mod MR tankers earned an average TCE rate of $12,291 per day.

In the fourth quarter of 2020, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or on short-term time charters. As of November 4, 2020, the Company had fixed approximately 40% of its total MR revenue days for the fourth quarter of 2020 at an average TCE rate of approximately $10,500 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2020, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the third quarter of 2020, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $11,037 per day.

In the fourth quarter of 2020, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of November 4, 2020, the Company had fixed approximately 55% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the fourth quarter of 2020 at an average TCE rate of approximately $11,650 per day.

Drydocking

The Company had no drydock or repositioning days in the third quarter of 2020. The Company expects to have 120 drydock days in the fourth quarter of 2020.

Capital Allocation Policy

Consistent with the Company's capital allocation policy, the Company is not declaring a dividend for the third quarter of 2020.

Share Repurchase Plan

In September 2020, the Company's Board of Directors authorized a new share repurchase plan, expanding and replacing the Company's earlier plan. Pursuant to the new share repurchase plan, the Company may purchase up to $30 million of its common shares through September 30, 2023, at times and prices that are considered to be appropriate by the Company. The Company expects to repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time, the Company may suspend, delay or discontinue the plan.

Vessel Additions

On August 19, 2020 Ardmore took delivery of the Ardmore Seafarer, a 49,999 Dwt 2010 Japanese-built MR product tanker acquired for a purchase price of $16.7 million, and on September 19, 2020 Ardmore took delivery of a 48,000 Dwt 2010 Japanese-built MR product tanker on a time charter-in arrangement for one year.

Financing

In July 2020, the Company completed its first sustainability-linked finance facility with ABN AMRO; the new $15 million receivables facility replaces Ardmore's existing receivables facility and contains a pricing adjustment feature linked to Ardmore's performance on carbon emission reduction and other environmental and social initiatives. The facility's targets for carbon emission reduction align with the International Maritime Organization's targets for GHG emissions reduction. The facility reflects Ardmore's current strong performance on Environmental Social and Governance ("ESG") initiatives, including (a) carbon emission levels which significantly outperform the targets set out under the Poseidon Principles, (a global framework for responsible ship finance to help incentivize decarbonisation in the shipping industry) and (b) having a very diverse organization with employees representing 10 nationalities and of which 59% are female. The pricing structure in the new facility will reward the Company for maintaining its carbon emission reduction trajectory and overall performance on ESG. The other commercial terms and conditions are improved from the Company's prior receivables' facility and the new facility matures in July 2022 with options to extend.

In October 2020, the Company agreed to terms for a $10 million loan facility for the Ardmore Seafarer, a 2010 Japanese MR product tanker delivered in August 2020, with a Japanese bank. The facility will have a duration of five years and is priced at LIBOR plus a margin of 2.25%. The covenants and other conditions of the facility are consistent with those of Ardmore's existing debt facilities. Ardmore expects to complete documentation and close the financing in November 2020.

COVID-19

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (COVID 19) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID–19 will impact the Company's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the measures taken to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

Results for the Three Months Ended September 30, 2020 and 2019

The Company reported a net loss of $6.6 million for the three months ended September 30, 2020, or $0.20 loss per basic and diluted share, as compared to a net loss of $5.7 million, or $0.17 loss per basic and diluted share, for the three months ended September 30, 2019. The Company reported EBITDA (see Non-GAAP Measures section) of $7.2 million for the three months ended September 30, 2020 as compared to $9.6 million for the three months ended September 30, 2019.

Results for the Nine Months Ended September 30, 2020 and 2019

The Company reported net income of $13.5 million for the nine months ended September 30, 2020, or $0.41 earnings per basic share / $0.40 earnings per diluted share, as compared to a net loss of $24.8 million, or $0.75 loss per basic and diluted share, for the nine months ended September 30, 2019. Net loss for the nine months ended September 30, 2019 includes the aggregate loss of $13.2 million on the sales of the Ardmore Seamaster and the previous vessel named the Ardmore Seafarer. The Company reported EBITDA (see Non-GAAP Measures section) of $56.1 million for the nine months ended September 30, 2020, as compared to $22.3 million for the nine months ended September 30, 2019.

The Company reported Adjusted earnings (see Non-GAAP Measures section) of $13.6 million for the nine months ended September 30, 2020, or $0.41 Adjusted earnings per basic and diluted share, as compared to an Adjusted loss of $11.6 million, or $0.35 Adjusted loss per basic and diluted share, for the nine months ended September 30, 2019. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $56.1 million for the nine months ended September 30, 2020, as compared to the $35.4 million for the nine months ended September 30, 2019.

Management's Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2020 and 2019

Revenue. Revenue for the three months ended September 30, 2020 was $45.2 million, a decrease of $6.9 million from $52.1 million for the three months ended September 30, 2019.

The Company's average number of owned vessels increased to 25.5 for the three months ended September 30, 2020, from 25.0 for the three months ended September 30, 2019, resulting in revenue days of 2,334 for the three months ended September 30, 2020, as compared to 2,276 for the three months ended September 30, 2019. The Company had 26 and 25 vessels employed directly in the spot market as at September 30, 2020 and 2019, respectively. The increase in revenue days resulted in an increase in revenue of $1.3 million, while changes in spot rates resulted in a decrease in revenue of $8.2 million for the three months ended September 30, 2020.

Voyage Expenses. Voyage expenses were $16.8 million for the three months ended September 30, 2020, a decrease of $6.1 million from $22.9 million for the three months ended September 30, 2019. Voyage expenses decreased primarily due to the decrease in bunker prices for the three months ended September 30, 2020, compared to the three months ended September 30, 2019.

TCE Rate. The average TCE rate for our fleet was $12,432 per day for the three months ended September 30, 2020, a decrease of $597 per day from $13,029 per day for the three months ended September 30, 2019. The decrease in average TCE rate was the result of lower spot rates, for the three months ended September 30, 2020, as compared to the three months ended September 30, 2019. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $16.1 million for the three months ended September 30, 2020, an increase of $1.2 million from $14.9 million for the three months ended September 30, 2019. This increase is due to an increase in the average number of vessels in operation for the three months ended September 30, 2020, as well as the impact of COVID–19 and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,714 per vessel for the three months ended September 30, 2020, as compared to $6,194 per vessel for the three months ended September 30, 2019.

Charter Hire Costs. Charter hire costs (relating to 11 days) were $0.2 million for the three months ended September 30, 2020, as compared to $Nil for the three months ended September 30, 2019. Ardmore chartered in one vessel in September 2020.

Depreciation. Depreciation expense for the three months ended September 30, 2020 was $8.1 million, an increase of $0.1 million from $8.0 million for the three months ended September 30, 2019. This increase is primarily due to an increase in the average number of owned vessels for the three months ended September 30, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2020 was $1.7 million, an increase of $0.5 million from $1.2 million for the three months ended September 30, 2019. The increase is primarily due to an increased number of drydockings as the Company's fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2020 were $4.1 million, an increase of $0.2 million from $3.9 million for the three months ended September 30, 2019. This increase is primarily due to the issuance of new awards of stock appreciation rights and restricted stock units during the first and second quarters of 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2020 were $0.8 million, consistent with $0.8 million for the three months ended September 30, 2019.

Unrealized Gains on Derivatives. Unrealized gains on derivatives for the three months ended September 30, 2020 was $0.01 million compared to $Nil for the three months ended September 30, 2019. The gain for the three months ended September 30, 2020 relates to derivatives entered into in May 2020 that are not designated as hedging instruments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended September 30, 2020 were $4.0 million, a decrease of $2.3 million from $6.3 million for the three months ended September 30, 2019. Cash interest expense decreased by $2.2 million to $3.6 million for the three months ended September 30, 2020, from $5.8 million for the three months ended September 30, 2019, primarily due to a decreased average LIBOR during the three months ended September 30, 2020, compared to the three months ended September 30, 2019, as well as the Company entering into three-year floating-to-fixed interest rate swap agreements with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the three months ended September 30, 2020 was $0.4 million, a decrease of $0.1 million from $0.5 million for the three months ended September 30, 2019.

Liquidity

As at September 30, 2020, the Company had $58.2 million (December 31, 2019: $51.7 million) available in cash and cash equivalents. The Company drew down an additional $7.8 million from its revolving credit facilities in the third quarter, in order to maintain a strong liquidity position and financial flexibility resulting in an increase in amounts outstanding on these facilities. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	September 30, 2020	December 31, 2019
Cash	$58,217,162	$51,723,107

Finance leases (net of sellers' credit)	199,359,889	212,799,694
Senior Debt	151,476,221	163,264,006
Revolving Credit Facilities	51,820,255	44,019,007
Total debt	402,656,365	420,082,707

Total net debt	$344,439,203	$368,359,600

Conference Call

The Company plans to have a conference call on November 4, 2020 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2020. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 11, 2020 at 877–344–7529 or 412–317–0088. Enter the passcode 10149100 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars, except as indicated)

	As at
	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	58,217,162	51,723,107
Receivables, net of allowance for bad debts of $0.9 million (2019: $0.9 million)	19,725,099	30,083,358
Prepaid expenses and other assets	1,616,216	1,940,030
Advances and deposits	2,881,774	4,114,065
Inventories	8,921,239	10,158,735
Total current assets	91,361,490	98,019,295

Non-current assets
Vessels and vessel equipment, net	655,212,341	660,823,330
Deferred drydock expenditures, net	7,346,125	7,668,711
Advances for Ballast water treatment systems	2,633,234	384,408
Other non-current assets, net	789,066	917,222
Amount receivable in respect of finance leases	2,880,000	2,880,000
Operating lease, right-of-use asset	1,781,514	1,745,464
Total non-current assets	670,642,280	674,419,135

TOTAL ASSETS	762,003,770	772,438,430

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	4,159,441	4,789,935
Accrued expenses and other liabilities	9,556,645	16,278,084
Accrued interest on debt and finance leases	815,152	880,183
Current portion of long-term debt	21,280,022	20,216,171
Current portion of finance lease obligations	18,311,346	17,975,322
Current portion of derivative liabilities	324,230	—
Current portion of operating lease obligations	464,918	289,231
Total current liabilities	54,911,754	60,428,926

Non-current liabilities
Non-current portion of long-term debt	182,016,454	187,066,842
Non-current portion of finance lease obligations	183,928,543	197,704,372
Non-current portion of derivative liabilities	466,902	—
Non-current portion of operating lease obligations	1,082,423	1,182,522
Total non-current liabilities	367,494,322	385,953,736

Stockholders' equity
Common stock	352,067	350,192
Additional paid in capital	417,617,733	416,841,494
Accumulated other comprehensive loss	(705,395)	—
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(62,317,802)	(75,787,009)
Total stockholders' equity	339,597,694	326,055,768

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	762,003,770	772,438,430

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Operations
(Expressed in U.S. Dollars, except for shares)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenue, net	45,206,271	52,098,723	178,332,280	169,357,211

Voyage expenses	(16,830,964)	(22,920,617)	(61,365,121)	(73,449,918)
Vessel operating expenses	(16,124,919)	(14,857,895)	(46,124,309)	(46,574,921)
Charter hire costs	(155,550)	—	(155,550)	—
Depreciation	(8,117,971)	(8,026,856)	(23,918,364)	(24,289,741)
Amortization of deferred drydock expenditures	(1,708,215)	(1,190,008)	(4,485,885)	(3,443,651)
General and administrative expenses
Corporate	(4,116,490)	(3,897,939)	(12,054,616)	(11,390,669)
Commercial and chartering	(791,220)	(843,692)	(2,546,319)	(2,493,372)
Unrealized gains / (losses) on derivatives	11,289	—	(88,003)	—
Loss on sale of vessels	—	—	—	(13,162,192)
Interest expense and finance costs	(4,023,165)	(6,344,892)	(14,252,270)	(20,107,786)
Interest income	37,652	235,212	255,842	792,211

(Loss) / Income before taxes	(6,613,282)	(5,747,964)	13,597,685	(24,762,828)

Income tax	(19,715)	35,246	(128,478)	(46,674)

(Loss) / Income	(6,632,997)	(5,712,718)	13,469,207	(24,809,502)

(Loss) / Earnings per share, basic	(0.20)	(0.17)	0.41	(0.75)
(Loss) / Earnings per share, diluted	(0.20)	(0.17)	0.40	(0.75)

ADJUSTED EARNINGS / LOSS (1)

Adjusted earnings / (loss)	(6,644,286)	(5,712,718)	13,557,210	(11,647,310)
Adjusted earnings / (loss) per share, basic	(0.20)	(0.17)	0.41	(0.35)
Adjusted earnings / (loss) per share, diluted	(0.20)	(0.17)	0.41	(0.35)

Weighted average number of shares outstanding, basic	33,285,255	33,097,831	33,243,493	33,097,831
Weighted average number of shares outstanding, diluted	33,285,255	33,097,831	33,426,412	33,097,831

_________________________________________
(1)

Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted earnings / (loss) has been calculated as Earnings per share reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Nine months ended
	September 30, 2020	September 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)	13,469,207	(24,809,502)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	23,918,364	24,289,741
Amortization of deferred drydock expenditures	4,485,885	3,443,651
Share-based compensation	2,437,422	1,646,951
Loss on sale of vessels	—	13,162,192
Amortization of deferred finance fees	1,301,184	1,526,417
Unrealized losses on derivatives	88,003	—
Foreign exchange	39,537	(100,398)
Deferred drydock expenditures	(4,535,473)	(4,295,870)
Changes in operating assets and liabilities:
Receivables	10,358,259	2,757,139
Prepaid expenses and other assets	323,816	739,601
Advances and deposits	1,232,291	(912,491)
Inventories	1,237,496	3,784,136
Accounts payable	(936,126)	(4,230,783)
Accrued expenses and other liabilities	(6,422,257)	(3,696,144)
Accrued interest on debt and finance leases	(81,654)	(28,100)
Net cash provided by operating activities	46,915,954	13,276,540

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	26,557,707
Payments for acquisition of vessels and vessel equipment	(17,664,815)	(2,517,886)
Advances for Ballast water treatment systems	(2,248,826)	253,429
Payments for other non-current assets	(121,425)	(159,856)
Net cash (used in) / provided by investing activities	(20,035,066)	24,133,394

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	7,801,248	—
Repayments of long-term debt	(12,579,795)	(26,183,384)
Repayments of finance leases	(13,948,978)	(21,915,830)
Payment of dividend	(1,659,308)	—
Net cash (used in) financing activities	(20,386,833)	(48,099,214)

Net increase / (decrease) in cash and cash equivalents	6,494,055	(10,689,280)

Cash and cash equivalents at the beginning of the year	51,723,107	56,903,038

Cash and cash equivalents at the end of the period	58,217,162	46,213,758

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
ADJUSTED EBITDA (1)	7,187,128	9,578,580	56,086,365	35,448,331

AVERAGE DAILY DATA

MR Tankers Spot TCE per day (2)	12,983	13,784	17,854	14,601

Fleet TCE per day (2)	12,432	13,029	17,224	14,045

Fleet operating expenses per day (3)	6,257	5,772	6,052	6,069
Technical management fees per day (4)	457	422	458	466
	6,714	6,194	6,510	6,515

MR Tankers Eco-Design
TCE per day (2)	13,036	13,993	18,040	14,964
Vessel operating expenses per day (5)	6,901	6,262	6,520	6,481

MR Tankers Eco-Mod
TCE per day (2)	12,291	12,438	16,724	13,441
Vessel operating expenses per day (5)	6,770	5,982	6,604	6,577

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	11,037	11,013	15,442	11,784
Vessel operating expenses per day (5)	6,205	6,264	6,420	6,379

FLEET
Average number of owned operating vessels	25.5	25.0	25.2	25.7

_________________________________________
(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation
Fleet Details at September 30, 2020
(Expressed in Millions of U.S. Dollars, other than per share amount)

										Estimated Resale	Estimated
										Newbuilding	Depreciated
					Cargo		Cargo	Inerting	Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Capacity (m3)	Engine Type	Segregations	System	Specification	September 30, 2020	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	53,361	6S50 ME-C8.2	6	IG Plant	Eco-Design	$35.00	$25.35
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	53,375	6S50 ME-C8.2	6	IG Plant	Eco-Design	$35.00	$25.70
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	53,288	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.48
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	53,287	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.57
Sealion	IMO2/3	May–15	S. Korea	49,999	52,928	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$28.20
Seafox	IMO2/3	Jun–15	S. Korea	49,999	52,930	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$28.30
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$28.47
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$28.75
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	53,637	6S50 ME-C8.2	6	IG Plant	Eco-Design	$35.00	$25.85
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	52,774	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.05
Endurance	IMO2/3	Dec–13	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.35
Encounter	IMO2/3	Jan–14	S. Korea	49,494	52,776	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.41
Explorer	IMO2/3	Jan–14	S. Korea	49,478	52,775	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.50
Exporter	IMO2/3	Feb–14	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.60
Engineer	IMO2/3	Mar–14	S. Korea	49,420	52,789	6S50 ME-B9.2	6	IG Plant	Eco-Design	$35.00	$26.69
Seamariner	IMO3	Oct–06	Japan	45,726	52,280	6S50MC–6.1	3	Flue Gas	Eco-Mod	$35.00	$17.00
Sealeader	IMO3	Jun–08	Japan	47,451	52,527	6S50MC–6.1	3	Flue Gas	Eco-Mod	$35.00	$19.06
Sealifter	IMO3	Aug–08	Japan	47,463	52,534	6S50MC–6.1	3	Flue Gas	Eco-Mod	$35.00	$19.32
Sealancer	IMO3	Jul–08	Japan	47,472	52,467	6S50MC–6.1	3	Flue Gas	Eco-Mod	$35.00	$19.17
Seafarer	IMO3	Jun–10	Japan	49,999	52,111	6S50MC-6.1	3	Flue Gas	Eco-Mod	$35.00	$21.70
Dauntless	IMO2	Feb–15	S. Korea	37,764	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$34.50	$27.34
Defender	IMO2	Feb–15	S. Korea	37,791	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$34.50	$27.38
Cherokee	IMO2	Jan–15	Japan	25,215	28,475	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$29.00	$22.79
Cheyenne	IMO2	Mar–15	Japan	25,217	28,490	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$29.00	$23.02
Chinook	IMO2	Jul–15	Japan	25,217	28,483	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$29.00	$23.36
Chippewa	IMO2	Nov–15	Japan	25,217	28,493	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$29.00	$23.67
											$646.07

								Cash / Debt / Working Capital / Other Assets			$(331.29)
								Total Asset Value (Assets) (5)			$314.79
								DRV / Share (3)(5)			$9.46

								Ardmore Commercial Management (4)			$20.03
								Total Asset Value (Assets & Commercial Mgt.) (5)			$334.81
								DRV / Share (3)(5)			$10.06

_________________________________________
1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at September 30, 2020.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	DRV / Share calculated using 33,285,255 shares outstanding as at September 30, 2020.
4.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

5.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

CO2 Emissions Reporting (1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

					Twelve months
	Three months ended				ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2020
Number of Owned Vessels in Operation (at period end)	26	25	25	25	26
Fleet Average Age	7.3	6.9	6.7	6.4	7.3
CO2 Emissions Generated in Metric Tonnes (Quarterly)	96,030	96,825	96,940	98,650	—
CO2 Emissions Generated in Metric Tonnes (Annual)	—	—	—	—	388,445
Distance Travelled (Miles) (Quarterly)	351,262	369,932	359,192	343,784	—
Distance Travelled (Miles) (Annual)	—	—	—	—	1,424,169
Fuel Consumed in Metric Tonnes (Quarterly)	30,335	30,484	30,583	31,526	—
Fuel Consumed in Metric Tonnes (Annual)	—	—	—	—	122,929

Annual Efficiency Ratio (AER) for the period (2)
Fleet	6.12 g / tm	5.89 g / tm	6.07 g / tm	6.46 g / tm	6.11g / tm
MR Eco-Design	5.81 g / tm	5.67 g / tm	5.51 g / tm	6.20 g / tm	5.78 g / tm
MR Eco-Mod	6.34 g / tm	6.00 g / tm	6.56 g / tm	6.05 g / tm	6.21 g / tm
Chemical	7.37 g / tm	6.95 g / tm	8.25 g / tm	8.08 g / tm	7.63 g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (3)
Fleet	12.62 g / ctm	10.82 g / ctm	12.03 g / ctm	12.92 g / ctm	12.04 g / ctm
MR Eco-Design	12.17 g / ctm	10.73 g / ctm	11.15 g / ctm	13.33 g / ctm	11.75 g / ctm
MR Eco-Mod	13.33 g / ctm	10.08 g / ctm	12.28 g / ctm	12.96 g / ctm	12.01 g / ctm
Chemical	13.55 g / ctm	11.91 g / ctm	16.26 g / ctm	11.84 g / ctm	13.10 g / ctm

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

Ardmore is continuing to perform well based on both AER and EEOI. The results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time and time in port; however, on a trailing four quarter basis the results are more stable and reflect a continued improvement in Ardmore's performance in reducing carbon emissions. This is attributable to continued investment in fuel efficiency technologies for the fleet and focus on operating performance. Overall, Ardmore's AER result for the fleet is 6.11 g/tm for the last four quarters to September 30, 2020 which is meaningfully below the Poseidon Principles AER target for 2020 of 6.8 g / tm.

__________________________________
1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.
2 Annual Efficiency Ratio is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage. AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles
3 Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

Non-GAAP Measures

This press release describes EBITDA, Adjusted EBITDA and Adjusted earnings / (loss), which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings / (loss) excludes certain items from net income / (loss), including gain or loss on sale of vessels and write-off of deferred finance fees, because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

	Three months ended		Nine months ended
Reconciliation of net (loss) / income to EBITDA and Adjusted EBITDA	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net (loss) / Income	(6,632,997)	(5,712,718)	13,469,207	(24,809,502)
Interest income	(37,652)	(235,212)	(255,842)	(792,211)
Interest expense and finance costs	4,023,165	6,344,892	14,252,270	20,107,786
Income tax	19,715	(35,246)	128,478	46,674
Unrealized (gains) / losses on derivatives	(11,289)	—	88,003	—
Depreciation	8,117,971	8,026,856	23,918,364	24,289,741
Amortization of deferred drydock expenditures	1,708,215	1,190,008	4,485,885	3,443,651
EBITDA	7,187,128	9,578,580	56,086,365	22,286,139
Loss on sale of vessels	—	—	—	13,162,192
ADJUSTED EBITDA	7,187,128	9,578,580	56,086,365	35,448,331

	Three months ended		Nine months ended
Reconciliation of net (loss) / income to Adjusted (loss) / earnings	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net (loss) / Income	(6,632,997)	(5,712,718)	13,469,207	(24,809,502)
Loss on sale of vessels	—	—	—	13,162,192
Unrealized (gains) / losses on derivatives	(11,289)	—	88,003	—
Adjusted (loss) / earnings (1)	(6,644,286)	(5,712,718)	13,557,210	(11,647,310)

Adjusted (loss) / earnings per share, basic	(0.20)	(0.17)	0.41	(0.35)
Adjusted (loss) / earnings per share, diluted	(0.20)	(0.17)	0.41	(0.35)

Weighted average number of shares, basic	33,285,255	33,097,831	33,243,493	33,097,831
Weighted average number of shares, diluted	33,285,255	33,097,831	33,426,412	33,097,831

_________________________________________
[1]	Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for realized and unrealized gains and losses and extraordinary items.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and future growth rates; expected tanker rate increases in the winter; the price of output of, and the demand for, oil, including the impact of those factors on the tanker market; future OPEC activity; the correlation between chemical demand growth and global GDP growth, and the impact of that correlation on chemical tanker rates; the impact of energy transition, including the IMO's proposed EEXI efficiency standards, on the shipping industry and the Company; the effect of the novel coronavirus pandemic on the Company's business, financial condition and the results of operation; expected employment of the Company's vessels during the fourth quarter of 2020; expected drydocking days in the fourth quarter of 2020; management's estimate of the value of the Company's commercial management and pooling business; the potential rewards of the pricing structure in the Company's new receivables facility; the expected timing of the closing of the financing for the Ardmore Seafarer; the benefits of the Company's commitment to transparency regarding emissions; and expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the amount of the world tanker fleet used for storage purposes; current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the novel coronavirus pandemic on, among others, oil demand, the Company's business, financial condition and results of operation, including our liquidity; fluctuations in oil prices; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the fourth quarter of 2020 in the spot market; vessels breakdowns and instances of off-hire; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2019, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com